Exhibit 99.1
Contact:	Trinity Biotech plc Gary Keating (353)-1-2769800	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 investorrelations@trinitybiotech.com RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 TRIB@redchip.com

Trinity Biotech Appoints Diabetes Care Veteran as Biosensor
Marketing Director

DUBLIN, Ireland (August 20, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announces the appointment of David Ouston as Biosensor Marketing Director. Mr. Ouston brings a wealth of commercial experience driving the growth of glucose monitoring devices at large, established companies across global markets.

John Gillard, President and Chief Executive Officer of Trinity Biotech, said, “We remain focused on our innovative, needle-free, reusable continuous glucose monitoring (CGM) technology as a key long-term growth driver for Trinity Biotech, and we are delighted to welcome David as a strategic appointment to our expanding team to help further this mission. His extensive global leadership experience in promotion and market access strategies for diabetes management devices and digital solutions will be a strong asset for Trinity Biotech as we prepare the roll out of our own CGM in rapidly growing diabetes and wellness markets.”

Commenting on his appointment, Mr. Ouston said, “I am thrilled to join Trinity Biotech to help realize its vision for an accessible and innovative CGM in global markets. Trinity’s device offers promising and exciting innovation in wearable biosensor technology and wellness analytics that can benefit more people globally to improve public health. I’m excited to work with this impressive team in delivering a truly disruptive and valuable solution to markets globally.”

Mr. Ouston’s career spans 16 years in the glucose monitoring and diabetes health sectors, including global and EMEA regional marketing roles at Johnson & Johnson and LifeScan, where he led innovations in the OneTouch glucose monitoring portfolio. Previously, he held marketing positions at private healthcare provider Bupa, where he supported the promotion of their global healthcare brand. Mr. Ouston holds a Bachelor of Arts Degree in Business Administration from Brunel University in the U.K.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

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